Almaden Minerals Ltd. Announces Closing of $4.4 Million Non-Brokered Private Placement

VANCOUVER, BC -- (Marketwired - May 25, 2016) - Almaden Minerals Ltd. ("Almaden" or the "Company") (TSX: AMM) (NYSE MKT: AAU) is pleased to announce that it has closed a non-brokered private placement involving the issuance of 3,229,082 units ("Units") at $1.35 per Unit. Each Unit consists of one common share of the Company and one-half of one non-transferable common share purchase warrant (each such whole share purchase warrant, a "Warrant"). Each Warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until November 25, 2018. Fees consisting of $147,925 in cash and warrants to purchase up to 45,944 common shares at a price of $1.44 per common share until November 25, 2018 were paid to PI Financial Corp. and other arms-length finders on a portion of the placement.

Almaden intends to use the proceeds of the private placement to advance the Ixtaca deposit towards the completion of pre-feasibility studies, continue permitting work, conduct some exploration drilling, and for general working capital.

Morgan Poliquin, President of Almaden, states, "This financing allows us to continue the advancement of Ixtaca towards pre-feasibility and permitting, and also enables us to renew our exploration activities in areas proximal to the PEA pit. Since the discovery of this deposit in 2010, our work has been focused on resource drilling and engineering activities, and we are excited to revisit exploration potential in the immediate vicinity of the PEA pit."

Duane Poliquin, Chairman of the Board of the Company, acquired 100,000 Units under the private placement. Such participation in the private placement is considered to be a "related party transaction" as defined under Multilateral Instrument 61-101 ("MI 61-101"). The transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the Units issued to, nor the consideration paid by, Mr. Poliquin exceeds 25% of the Company's market capitalization.

About Almaden

Almaden owns 100% of the Tuligtic project in Puebla State, Mexico, subject to a 2% NSR royalty held by Almadex Minerals Limited. Tuligtic covers the Ixtaca gold/silver deposit, which was discovered by Almaden in 2010. The Ixtaca deposit is located in a developed part of Mexico in Puebla State, the location of significant manufacturing investments including Volkswagen and Audi plants. The project is accessed by paved road and is roughly 20 kilometres from an industrial park with rail service where significant manufacturers such as Kimberly Clarke have facilities. Any potential mining operation at Ixtaca would be located in an area previously logged or cleared with negligible to no current land usage.

On Behalf of the Board of Directors,

"Morgan Poliquin"

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to the intended use of proceeds and continuation of exploration and development programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

THIS NEWS RELEASE IS A MATTER OF RECORD ONLY, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THE OFFERING IN QUESTION WAS NOT REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND THE SECURITIES SOLD IN SUCH OFFERING MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

Contact Information:
Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/